12014240

SECU SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67694

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GETCO Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans Street 3rd Floor South
(No. and Street)

Chicago (City) IL (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Grieb (312) 931-2355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Grieb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GETCO Execution Services, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
APOLLONIA PONTICIELLO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/13/12

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GETCO Execution Services, LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2011

Available for Public Inspection

pwc

GETCO Execution Services, LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2011

Available for Public Inspection

GETCO Execution Services, LLC and Subsidiary
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Member of GETCO Execution Services, LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of GETCO Execution Services, LLC and its Subsidiary (collectively , the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 3, the Company has significant transactions with its Parent and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

GETCO Execution Services, LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 15,121,058
Receivables from affiliates and Parent	1,409,778
Receivables from clearing broker and exchanges	887,328
Order flow income receivable	1,100,525
Furniture, equipment and leasehold improvements - net of accumulated depreciation and amortization of $1,113,319	1,497,713
Deferred tax asset, net	342,375
Other assets and receivables	1,148,674
Total assets	$ 21,507,451
Liabilities and Member's Equity	
Liabilities	
Payables to affiliates	$ 1,063,980
Accounts payable and accrued expenses	4,053,420
Total	5,117,400
Member's equity	16,390,051
Total liabilities and member's equity	$ 21,507,451

The accompanying notes are an integral part of the consolidated financial statement.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

The consolidated statement of financial condition includes the accounts of GETCO Execution Services, LLC ("GES") and its wholly owned subsidiary Getco Asia (Hong Kong) Limited ("GAHK") (collectively, the "Company"). GES is registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities and Exchange Commission ("SEC") as a securities broker-dealer and an alternative trading system ("ATS") under Regulation ATS of the SEC. GES acts as an execution venue to other broker-dealer subscribers where it executes riskless principal trades. GES is a Delaware limited liability company that was organized on May 27, 2007 and began executing trades on March 20, 2008. The sole member of GES is GETCO Trading, LLC, (the "Parent"), which is a wholly owned subsidiary of Getco Holding Company, LLC ("GHC").

GES clears the majority of its trading activities internally. GES is also a clearing member of BATS Global Markets and the NASDAQ OMX BX. GES is the sole member of GAHK, an unregulated company formed on February 25, 2011, which, upon regulatory approval of the Securities and Futures Commission in Hong Kong, will be engaged in proprietary trading in Asian markets.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance to achieve common fair value measurements and disclosures requirements between accounting principles generally accepted in the United States ("US GAAP") and International Financial Reporting Standards. This guidance clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value and requires additional disclosures about fair value measurements. The guidance is effective for periods beginning after December 15, 2011. The Company is currently evaluating the impact of adoption.

In January 2010, the Financial Accounting Standards Board issued updated accounting guidance for fair value measurements and disclosures. This guidance provides amended disclosure requirements related to fair value measurements. Certain disclosure requirements were effective for the Company beginning January 1, 2010, while other disclosure requirements are effective for fiscal years beginning after December 15, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not and will not affect the Company's financial condition.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results may differ from those estimates.

Revenue and Expense Recognition

The Company's revenues are primarily earned for providing an alternative venue on which other broker-dealers ("subscribers") can trade. The subscribers either pay or get paid order flow fees depending on the type of orders sent to the ATS. These fees are recorded trade date. Tape rebates represent fees received from NASDAQ related to the market share volume of trades executed by the Company and reported to the FINRA/NASDAQ trade reporting facility and are recorded on the accrual basis. Interest income and expense are recognized on the accrual basis.

Cash Equivalents
The Company defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are recorded at cost and depreciated using accelerated methods over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized on the straight-line method over the lesser of their useful lives or the life of the lease.

Income Taxes
GES and its subsidiary, GAHK are disregarded entites for US Federal income tax purposes. Accordingly, the financial results are included in the consolidated federal income tax return filed by the Parent. For financial accounting purposes, the Parent allocates to each entity federal and foreign (primarily Hong Kong) income taxes based upon the jurisdiction of domicile without regard to the ownership structure. Intercompany balances based upon this allocation are settled annually. GES also files separate state and local income tax returns in the states in which it does business, primarily New York. State and local income tax amounts reported by GES are determined in a manner consistent with the overall allocation policy.

Income tax expense (benefit) is recorded based upon the liability method. Current income tax represents an estimate of the amount of tax charge or (benefit) based upon application of the enacted tax law to the results from operations according to the jurisdiction of domicile. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law or rates is recognized in income in the period that includes the enactment date. Consistent with the overall allocation policy, this guidance has been applied based upon the jurisdiction of domicile, without regard to the ownership structure.

Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon settlement.

2. Fair Value of Financial Instruments

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.
Level 3	Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company records its financial instruments at fair value. Money market instruments included in cash and cash equivalents on the statement of financial condition, which aggregate $14,159,436, are classified within level 1. Fair value for money market instruments is based on quoted net asset value. The Company did not own any level 2 financial instruments at December 31, 2010 or at any time during the year then ended. At December 31, 2010, the Company had an interest in clearing organization stock in the amount of $2,500, held at cost, which approximates fair value and is classified as level 3.

The following table presents the financial instruments carried on the consolidated statement of financial condition by level within the valuation hierarchy as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Money market securities	$ 10,614,717	$ -	$ -	$ 10,614,717
Equities	-	-	2,500	2,500
Total	$ 10,614,717	$ -	$ 2,500	$ 10,617,217

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2011. The Company has not presented a roll forward of level 3 securities as there was no activity during the year ended December 31, 2011.

Management estimates that the fair value of other financial assets and liabilities recognized on the consolidated statement of financial condition approximate carrying value, due to their short-term nature.

3. Related Parties

Global Colocation Services, LLC, an affiliate, provides market data, information and collocation services to the Company.

Octeg, LLC ("Octeg"), an affiliated broker-dealer, subscribes to the ATS as the liquidity provider. The Company earns order flow revenues from Octeg in the form of a monthly access fee and a fee for executed trades, based on a written subscriber agreement. The Company charges Octeg for a trade routing service to offset charges from the various exchanges.

The Company does not have any employees. Getco Support Services, LLC ("GSS"), an affiliate, provides certain services to the Company and, as a result, the costs of compensation and benefits related to GSS employees providing such services are allocated to the Company.

Under a written agreement, the Company recognizes a management fee payable to GHC for allocated administrative and compensation expenses incurred in providing shared services to the Company.

The Company does not have any employees. Getco Support Services, LLC ("GSS"), an affiliate, provides certain services to the Company and, as a result, the costs of compensation and benefits related to GSS employees providing such services are allocated to the Company. In addition, the Company incurs an administrative service fee to GSS.

Unit compensation for employees that provide services to the Company is determined based upon the overall performance of GHC. Unit compensation is allocated to the Company and settled through an intercompany account.

The following table summarizes balances due from and due to affiliates:

	Due From	Due To
Getco Holding Company, LLC	$ -	$ 328,295
Octeg, LLC	715,975	-
Getco, LLC	-	562,742
Getco Support Services, LLC	3,126	-
Global Colocation Services	-	1,200
Getco Trading, LLC	690,677	-
Getco Asia, PTE LTD	-	171,743
Total	$ 1,409,778	$ 1,063,980

4. Receivables from Clearing Broker and Exchange

Receivables from clearing broker and exchanges include cash margin deposits with the non-affiliated clearing broker and tape rebates receivable.

5. Other Assets and Receivables

Other assets and receivables primarily include exchange deposits of $517,501.

6. Concentration of Credit Risk

The Company clears the majority of its trades internally, but also uses one third-party clearing broker. Cash and financial instruments held at this broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize its credit risk by monitoring the creditworthiness of its clearing broker.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors the creditworthiness of the banks. It has not experienced and does not expect to experience any losses in such accounts.

In its normal course of business, the Company may enter into contracts with other financial institutions that expose the Company to risk in the event that the counterparties do not meet the terms of such agreements. The Company monitors the creditworthiness of these counterparties.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

7. Income Taxes

GES and its subsidiary, GAHK are disregarded entities for US Federal income tax purposes. Accordingly, the financial results are included in the consolidated federal income tax return filed by the Parent. The tax information presented below reflects the application of the tax allocation policy that determines the tax accounts based upon the jurisdiction of domicile, without regard to the ownership structure.

GES also files separate state and local income tax returns in the states in which it does business, primarily New York. GAHK is subject to income tax in the jurisdiction which it operates, primarily Hong Kong.

The components of the net deferred tax asset at December 31, 2011 are as follows:

Deferred tax assets	
Discretionary compensation	$ 544,098
Non-US NOL carryforward	269,987
Net deferred tax assets	814,085
Deferred tax liability	
Unit compensation	(337,983)
Depreciation	(133,727)
Net deferred tax liabilities	(471,710)
Net deferred tax asset	$ 342,375

The Company has reviewed the components of the net deferred tax asset and concluded that it is more likely than not that the net deferred tax asset will be realized and, therefore, no valuation allowance is required.

At December 31, 2011, there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

As of December 31, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are as follows:

Jurisdiction	Earliest Tax Year Subject to Examination
U.S. Federal	2010
Various States	2010
Hong Kong	2011

8. Commitments and Contingencies

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

The Company provides guarantees to securities and options clearinghouses. Under the standard clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

GAHK leases office space under a non-cancelable operating lease that will expire on May 31, 2014. At December 31, 2011, the aggregate minimum rental commitments under the operating leases, exclusive of additional payments that may be required for taxes and operating costs, are as follows:

Year ended December 31,	**Amount**
2012	$ 561,619
2013	561,619
2014	234,008
	$ 1,357,247

9. Subsequent Events

The Company has evaluated the events and transactions that have occurred through February 28, 2012, the date this report was issued, and noted no items requiring adjustment of the consolidated financial statement or additional disclosures.

MIX
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